Exhibit 4.16
* Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.
EXECUTION COPY
CONFIDENTIAL
LICENSE AGREEMENT
AMONG
PROTHERICS MEDICINES DEVELOPMENT LIMITED
(“PROTHERICS”)
AND
GLENVEIGH PHARMACEUTICALS, LLC,
GLENVEIGH RESEARCH, LLC
C. DAVID ADAIR, M.D.
CDA ROYALTY INVESTORS LLC
and
CDA LICENSING ADMINISTRATORS LLC
(collectively, “GLENVEIGH”)
DATED December 7, 2006

Protherics-Glenveigh License Agreement

i

Protherics-Glenveigh License Agreement

ii

LICENSE AGREEMENT
     This License Agreement (this “Agreement”), executed as of December 7, 2006 (the “Execution Date”), is made by and among, on the one hand, Protherics Medicines Development Limited, a company incorporated in England and Wales under number 1939643, being a wholly owned subsidiary of Protherics plc, and whose registered office is at The Heath Business and Technical Park, Runcorn, Cheshire WA7 4QX, England (“Protherics”), and on the other hand, Glenveigh Pharmaceuticals, LLC, a Delaware limited liability company with its principal place of business at 2530 Meridian Parkway, Suite 300, Durham, NC 27713, Glenveigh Research, LLC, a Tennessee limited liability company with its principal place of business at 979 E. Third Street, Suite C-825, Chattanooga, TN 37403, C. David Adair, M.D., an individual physician with offices at 979 E. Third Street, Suite C-825, Chattanooga, TN 37403, CDA Royalty Investors, LLC, a Delaware limited liability company with its principal place of business at 1403 Foulk Road, Suite 102-13, Wilmington, DE 19803, and CDA Licensing Administrators, LLC, a Delaware limited liability company with its principal place of business at 1403 Foulk Road, Suite 102-13, Wilmington, DE 19803 (collectively, such entities and Dr. Adair, an individual, shall be referred to herein as “Glenveigh”). Protherics and Glenveigh may be referred to herein individually as a “Party” and collectively as the “Parties.”
RECITALS
     WHEREAS, Glenveigh has developed technology that uses digoxin immune Fab to treat preeclampsia and eclampsia in antepartum and postpartum women, and Glenveigh owns and controls certain intellectual property rights pertaining thereto;
     WHEREAS, Dr. Adair and Glenveigh Research, LLC have previously entered into a Research Support and Consulting Agreement with GlaxoSmithKline (“GSK”), as amended by a first amendment dated January 31, 2006, and a second amendment dated April 14, 2006 (collectively, the “GSK Agreement”) concerning Dr. Adair’s intellectual property rights and a GSK-supported collaboration on clinical development of digoxin immune Fab (ovine) for use in the Field (as defined below); and
     WHEREAS, Glenveigh desires to grant, and Protherics desires to obtain, certain exclusive rights and licenses regarding digoxin immune Fab and Glenveigh’s related intellectual property rights for use in the Field in the Territory (as defined below), in accordance with the terms and conditions of this Agreement;
     NOW THEREFORE, for and in consideration of the covenants, conditions, and undertakings hereinafter set forth, it is agreed by and between the Parties as follows:
Protherics-Glenveigh License Agreement

ARTICLE 1.
DEFINITIONS
     As used in this Agreement, (i) neutral pronouns and any derivations thereof shall be deemed to include the feminine and masculine and all terms used in the singular shall be deemed to include the plural and vice versa, as the context may require; (ii) the words “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole, including all exhibits, as the same may be amended from time to time, and not to any subdivision of this Agreement; (iii) the word “including” is not intended to be exclusive and means “including without limitation”; (iv) the word “days” means “calendar days,” unless otherwise stated; (v) “Section” refers to sections and subsections in this Agreement; and (vi) descriptive headings are inserted for convenience of reference only and do not constitute a part of and shall not be used in interpreting this Agreement; and the following capitalized terms shall have the following meanings:
     1.1 “Affiliate” shall mean a corporation, partnership, trust, limited liability company or other entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with a Party, but only for so long as such relationship exists. For such purposes, “control” or “controlled by” and “under common control with” shall mean the possession of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting stock or partnership interest, by contract or otherwise. In the case of a corporation, the direct or indirect ownership of more than fifty percent (50%) of its outstanding voting shares shall in any event be deemed to confer control, it being understood that the direct or indirect ownership of a lesser percentage shall not necessarily preclude the existence of control.
     1.2 “BLA” or “Biologics License Application” shall mean a biologics license application filed with a Regulatory Authority, wherein BLA approval shall permit marketing of the applicable Product.
     1.3 “CDA” shall mean the Mutual Confidentiality Agreement between the Parties dated as of April 24, 2006.
     1.4 “Commercially Reasonable Efforts” shall mean continuous and diligent efforts of a degree and kind, including the level of attention and care and providing of funding and manpower, as are consistent with industry custom and practice and with the then current stage of product life cycle, which efforts shall in no event be less than the efforts that a Party applies with respect to its other programs and products of similar commercial potential consistent with the exercise of good business judgment for the maximization of profits.
     1.5 “Confidential Information” shall mean any and all inventions, ideas, discoveries, data, instructions, designs, information, components, methods, tools, developments, innovations, techniques, materials, technology, protocols, procedures, results, formulae, trade secrets, know-how and other non-public and proprietary materials, products, processes or information,
Protherics-Glenveigh License Agreement

including research, product plans, manufacturing processes, manufacturing or operating costs, services, software, hardware, customer lists, price lists, business plans, marketing plans or financial information, that is or was disclosed or supplied by a Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) in connection with this Agreement or the CDA. Disclosures by a Party’s Affiliate shall be deemed disclosures by that Party, and disclosures to a Party’s Affiliate shall be deemed disclosures to that Party.
     Notwithstanding the foregoing, Confidential Information shall not include any part of the foregoing that the Receiving Party can prove:
     1.5.1 Was already known to the Receiving Party as evidenced by the Receiving Party’s competent, contemporaneous written records, other than any portion of such information that was under an obligation of confidentiality at the time of its disclosure;
     1.5.2 Became generally available to the public or otherwise becomes part of the public domain after disclosure of such information to the Receiving Party, other than by breach of this Agreement by the Receiving Party or by anyone to whom the Receiving Party disclosed such information;
     1.5.3 Was subsequently lawfully without any restriction on disclosure disclosed to the Receiving Party by a Third Party other than in breach of a confidentiality obligation of such Third Party to the Disclosing Party; or
     1.5.4 Was independently developed or discovered by employees of the Receiving Party who had no access to the Confidential Information of the Disclosing Party and did not make use of the Confidential Information of the Disclosing Party, as demonstrated by competent, contemporaneous written records.
     1.6 “Controlled” or “Controls”, when used in reference to intellectual property, shall mean the legal authority or right of a Party (or any of its Affiliates) to grant a license or sublicense of intellectual property rights to the other Party, or to otherwise disclose proprietary or trade secret information to the other Party, without breaching the terms of any agreement with a Third Party, infringing upon the intellectual property rights of a Third Party, or misappropriating the proprietary or trade secret information of a Third Party. This term may be used herein as a noun.
     1.7 “Data” shall mean any and all data from research and development work pertaining to the Product in the Field, including all clinical data from the DEEP Study and from other clinical administration of the Product in the Field in the Territory.
     1.8 “DEEP Study” shall mean the clinical study in human beings entitled “A Parallel, Double-Blind, Placebo-Controlled Comparison of Digibind and Placebo for the Treatment of Antepartum Patients with Severe Preeclampsia” that has been initiated by Glenveigh in collaboration with GSK prior to the Execution Date. The DEEP Study is referred to as the “Initial Study” in the GSK Agreement.
Protherics-Glenveigh License Agreement

     1.9 “Effective Date” shall mean the later to occur of the following: (i) the date of completion of the firm cash placing of 26,029,550 PTI Ordinary Shares (with such completion expected to take place on or before January 4, 2007), which forms part of the Equity Fundraising, and (ii) approval of this Agreement by Protherics plc’s shareholders. If the conditions precedent to the Effective Date (as set forth in clauses (i-ii) above) do not occur on or before January 31, 2007, this Agreement shall be null and void.
     1.10 “Equity Fundraising” shall mean the equity fundraising of Protherics plc announced on or immediately after the Execution Date of this Agreement.
     1.11 “Existing Regulatory Document(s)” shall mean all regulatory document(s) submitted by Glenveigh to the FDA to enable Glenveigh to lawfully initiate the DEEP Study, including an up-to-date, full copy of the DEEP Study IND, and all other clinical studies with respect to the Product, as well as all related annual reports and study reports, and all records of correspondence or contact with the FDA regarding the DEEP Study or the DEEP Study IND prior to the IND Transfer Date.
     1.12 “FDA” shall mean the United States Food and Drug Administration, or any successor entity thereto.
     1.13 “Field” shall mean treatment of any and/or all level(s) of preeclampsia and eclampsia (including mild to severe preeclampsia and eclampsia) in antepartum and postpartum women.
     1.14 “First Commercial Sale” shall mean the first sale of the Product in the Territory to an unrelated Third Party purchaser by Protherics, its Affiliate, its distributor or Sublicensee following Marketing Authorization.
     1.15 “Knowledge” shall mean, with respect to a Party, the good faith understanding of the facts and information in the possession of an officer of such Party, or any in-house legal counsel of such Party, without any duty to conduct any additional investigation with respect to such facts and information by reason of the execution of this Agreement.
     1.16 “Licensed Know-How” shall mean all ideas, data, instructions, discoveries, inventions, processes, formulae, techniques, procedures, designs, sketches, records, components, methods, tools, developments, innovations, materials, technology, protocols, results, expert opinions and other information Controlled by Glenveigh (including, for the sake of clarity, any of the foregoing Controlled by Dr. Adair) as of the Effective Date and during the term of this Agreement relating to the Product that are not in the public domain and that are necessary or useful for the research, development, use, manufacture and/or sale of the Product in the Field in the Territory. Licensed Know-How shall expressly exclude Licensed Patents.
     1.17 “Licensed Patents” shall mean the patents and patent applications Controlled by Glenveigh as of the Effective Date and during the term of this Agreement relating to the Product and/or the use of the Product in the Field in the Territory. The Licensed Patents are identified in
Protherics-Glenveigh License Agreement

Exhibit A, attached hereto and incorporated herein, as it may be amended by the Parties from time to time.
     1.18 “Licensed Technology” shall mean the Licensed Know-How and the Licensed Patents.
     1.19 “Marketing Authorization” shall mean all approvals (including labeling, price and reimbursement approvals, if applicable), licenses, registrations or authorizations of any Regulatory Authority necessary for the commercial marketing, sale and use of the Product, as the case may be, in the Territory.
     1.20 “Net Sales” shall mean the total amount invoiced to Third Parties in connection with sales of the Product by Protherics, its Affiliates, its distributors and its Sublicensees to Third-Party purchasers, less the following items to the extent actually paid or allowed and specified on any documents related to such sales:
     1.20.1 An allowance for transportation costs, distribution expenses, special packaging and related insurance charges equal to * percent (*%) of the invoiced amount obtained after deduction of the items set forth in the following subsections 1.20.2-1.20.6;
     1.20.2 Credit or refund actually allowed for any returned Product;
     1.20.3 Reasonable and customary rebates, actually granted or given to wholesalers, distributors or end-users of the Product;
     1.20.4 Sales or value added taxes actually incurred and paid by Protherics, its Affiliates or Sublicensees in connection with the sale or delivery of the Product;
     1.20.5 Invoiced amounts not actually collected by Protherics, its Affiliates or Sublicensees, including bad debts; and
     1.20.6 Any other similar and customary deductions made by Protherics, its Affiliates or Sublicensees that are consistent with generally accepted accounting principles (“GAAP”) or standards.
     No deductions shall be made for cost of collections or for commissions paid to individuals, whether they be with independent sales agencies or regularly employed by Protherics, and/or its Affiliates and on its or their payroll. Product shall be considered “sold” when billed out or invoiced. Sale or transfer to an Affiliate for resale by such Affiliate shall not be considered a sale for the purpose of this provision, but the resale by such Affiliate to a Third Party shall be a sale for such purpose.
     No multiple royalties shall be payable to Glenveigh because the manufacture, use, sale, offer for sale or importation of any Product is covered by more than one of the Licensed Patents.
Protherics-Glenveigh License Agreement

* confidential treatment requested

     1.21 “Phase II Clinical Trial” shall mean a human clinical trial of the Product, the principal purpose of which is a determination of safety and efficacy (and, as applicable, dosage ranges) of the Product in the target patient population, or a similar clinical study prescribed by the Regulatory Authority in the Territory. The term “Phase II Clinical Trial” shall expressly include both or either Phase IIa Clinical Trials and Phase IIb Clinical Trials. A Phase II Clinical Trial shall be deemed to have commenced when the first patient or subject in such study has received his/her first dose of the Product.
     1.22 “Phase III Clinical Trial” shall mean a human clinical trial of the Product, on a sufficient number of subjects that is designed to establish that the Product is safe and efficacious for its intended use, and to determine warnings, precautions, and adverse reactions that are associated with the Product in the dosage range to be prescribed, which trial is intended to support Marketing Authorization for the Product. A Phase III Clinical Trial shall be deemed to have commenced when the first patient or subject in such study has received his/her first dose of the Product.
     1.23 “Product” shall mean a pharmaceutical product intended for use or sale in the Field in the Territory, wherein such pharmaceutical product contains, as an active pharmaceutical ingredient, digoxin immune Fab.
     1.24 “Regulatory Authority” shall mean, with respect to any particular country, territory or union, the governmental authority, body, commission, agency or other instrumentality of such country, territory or union with the primary responsibility for the evaluation or approval of pharmaceutical products before such pharmaceutical product may be tested, marketed, promoted, distributed or sold in such country, including such governmental bodies that have jurisdiction over the pricing of such pharmaceutical product. The term “Regulatory Authority” includes the Ministry of Health, Labour and Welfare, the FDA, and the European Agency for the Evaluation of Medicinal Products.
     1.25 “Regulatory Filing” shall mean all filings with the applicable Regulatory Authority for registrations, permits, licenses, authorizations, approvals, or notifications that are required to develop, make, use, sell, import or export the Product, as the case may be, and shall include a BLA.
     1.26 “Sublicensee” shall mean a non-Affiliate Third Party to whom Protherics has granted a sublicense of the license rights set forth in Section 2.1 in accordance with Section 2.3.
     1.27 “Successful Completion” shall mean, with respect to the current DEEP Study, that (i) the DEEP Study has met either of its co-primary endpoints, i.e., the DIGIBIND Product shows a statistically significant benefit, which is an *; (ii) Protherics or its Affiliate sublicenses any of the license rights set forth in Section
Protherics-Glenveigh License Agreement

* confidential treatment requested

2.1 in accordance with Section 2.3; or (iii) a successor Phase III Clinical Trial is commenced with respect to the Product.
     1.28 “Territory” shall mean the entire world, including any and/or all countries contained therein.
     1.29 “Third Party(ies)” shall mean any person or entity other than the Parties or their Affiliates.
     1.30 “Trademarks” shall mean, as of the Effective Date and during the term of this Agreement, the Product-specific trademarks that are used, or are intended to be used, by Protherics, or by its Affiliates or Sublicensees, in conjunction with distribution, promotion, marketing, sales, offers to sell, import, export or other exploitation of Product in the Field in the Territory.
     1.31 Additional Definitions:

Defined Term	Section in which Defined
Agreement	Preamble
Bankruptcy Code	10.4.5
CTA/DSMB Assignment	5.3
Disclosing Party	1.5
Dispute	11.1
DSMB	5.3
Execution Date	Preamble
GAAP	1.20.6
Glenveigh	Preamble
Glenveigh Indemnitees	8.2
GSK	Recitals
GSK Agreement	Recitals
GSK Agreement Assignment	4.3
ICC	11.2
IND Transfer Date	4.2
Indemnified Party	8.3
Indemnifying Party	8.3
Losses	8.1
Parties	Preamble
Party	Preamble
Protherics-Glenveigh License Agreement

Defined Term	Section in which Defined
Product With Competition	2.5
Protherics	Preamble
Protherics Indemnitees	8.1
PTI Ordinary Shares	5.1.2
Receiving Party	1.5
Securities Act	5.10
Senior Executives	11.1
Stand Alone Basis	2.2
State Securities Laws	5.10
Third-Party Product	2.5
ARTICLE 2.
LICENSE
     2.1 License Grant. Subject to the terms and conditions of this Agreement, Glenveigh hereby grants to Protherics and its Affiliates during the term of this Agreement a sole and exclusive license, even as against Glenveigh, under the Licensed Technology to research, have researched, develop, have developed, make, have made, use, sell, have sold, offer for sale, import, have imported and otherwise exploit the Product in the Field in the Territory. For the sake of clarity, Glenveigh acknowledges and agrees that the obligations and responsibilities of Protherics hereunder may be performed and discharged, and the rights granted to Protherics hereunder may be enjoyed and exploited, by any Affiliate of Protherics, as well as by Protherics itself.
     2.2 Sublicenses. Protherics and its Affiliates shall have the right to grant sublicenses (through multiple tiers) under the licenses set forth in Section 2.1 to Sublicensees, subject to the following conditions: (i) the execution of an agreement between Protherics or its Affiliate and any Sublicensee shall not in any way diminish, reduce or eliminate any of Protherics’ obligations under this Agreement, and Protherics shall remain primarily liable for such obligations; (ii) Protherics (or its Affiliate, if applicable) shall require each Sublicensee to agree in writing in its sublicense agreement to be bound by and comply with the relevant provisions and limitations of this Agreement applicable to Protherics that are applicable to the rights sublicensed therein; (iii) any such sublicense must constitute a bona fide, arm’s-length transaction, and shall be structured in a manner that is consistent with industry practice and provides fair and reasonable payments to Glenveigh under Article 5 herein; and (iv) any such sublicense that is entered into or executed as part of a larger transaction or series of transactions must be valued on a Stand Alone Basis. For purposes of this Agreement, in the event that a sublicense executed by Protherics or its Affiliate is part of a larger transaction or series of transactions, the phrase “Stand Alone Basis” shall mean the
Protherics-Glenveigh License Agreement

value of the sublicense as determined on a proportionate basis (i.e., by comparing the value of the sublicense alone vs. the total value of the entire larger transaction or series of transactions that included such sublicense). Such determination shall be made in good faith by an independent, Third Party financial expert selected by Protherics and reasonably acceptable to Glenveigh, and upon the written request of Glenveigh, such financial expert shall share the method and elements of such determination with Glenveigh’s financial representative on a confidential basis. If the Parties dispute such determination, such dispute shall be resolved in accordance with Article 11.
     2.3 Non-Competition by Glenveigh. During the term of this Agreement, Glenveigh (and, for the avoidance of doubt, Dr. Adair) shall not develop or commercialize any competitive therapeutic product for the Field in the Territory.
     2.4 Right to Acquire Diagnostic Kits. Protherics shall have the right to acquire diagnostic kits developed by Glenveigh for preeclampsia on a “cost plus” basis (e.g., at actual cost to Glenveigh for manufacture plus * percent (*%)), if Glenveigh develops and commercializes such diagnostic kits and if and to the extent such diagnostic kits are required by a Regulatory Authority and/or Third Party payor for commercialization of Product in the Field in the Territory. In the event Glenveigh abandons or discontinues its development and/or commercialization of such diagnostic kits, then Protherics shall have the option to acquire all intellectual property and regulatory filings and approvals owned by Glenveigh related to such diagnostic kits for their fair market value. If the Parties are unable to agree on the amount to be paid by Protherics for such assets, the fair market value of such assets shall be determined by a qualified, independent valuation expert with experience in the industry. If the Parties are unable to agree on such an expert, then Glenveigh shall select one such expert and Protherics shall select one such expert, and those two experts shall mutually select a third such expert, who shall decide the fair market value of the assets, and such expert’s decision shall be final and binding on the Parties.
     2.5 Products With Competition. With respect to a given country, in the event that at any time during the term of this Agreement a product is sold by an unrelated (i.e., unrelated to Protherics, its Affiliates and Sublicensees) Third Party(ies) in such country, which product includes an immunological molecule (wherein non-limiting examples of such immunological molecule include the following: a Fab fragment; an F(ab’)2 fragment; an Fab’ fragment; a tetrameric polyclonal or monoclonal antibody having two (2) heavy chains and two (2) light chains, or a fragment or region of such antibody; a recombinant antibody or a fragment or region thereof; a single chain antibody; an engineered antibody, fragment or antigen-binding region; and a fusion protein comprising an antibody, an antibody fragment or an antigen-binding portion) that (i) binds above the level of background binding to a relevant target molecule bound by a Product of Protherics or its Affiliates or Sublicensees, and is designed or being developed to exert its biological effect through specific binding to such target (or to a portion thereof); and (ii) is labeled and/or approved by such country’s applicable Regulatory Authority for use in the Field (“Third-Party Product”), and such Third-Party Product as described in the foregoing clauses (i) and (ii) has an aggregate * percent (*%) or greater unit market share in such country (where the market is defined as the sum of the unit sales of a Product by Protherics and its Affiliates and Sublicensees and the unit sales of the Third-Party Product(s)), then in such case, the Product sold
Protherics-Glenveigh License Agreement

* confidential treatment requested

by Protherics and its Affiliates and Sublicensees shall be deemed a “Product With Competition,” and Protherics shall pay to Glenveigh, with respect to Net Sales by Protherics and its Affiliates and Sublicensees of such Product With Competition in such country during such time period, the royalty set forth in Section 5.4.1 that is applicable to a Product With Competition. Protherics’ obligation to pay Section 5.4.1 royalties with respect to Net Sales of Product With Competition in such country shall terminate ten (10) years after the First Commercial Sale of any Product With Competition in that country, after which time (provided that the Agreement has not otherwise been terminated) Protherics and its Affiliates shall have a fully-paid, exclusive (even as against Glenveigh) license under Licensed Know How to make, have made, use, offer to sell, sell, sublicense and import Products in such country for the remainder of the term of this Agreement.
ARTICLE 3.
EXCHANGE OF INFORMATION
     3.1 Information Disclosure by Glenveigh. Prior to the Effective Date, Glenveigh has used Commercially Reasonable Efforts to disclose to Protherics the Existing Regulatory Document(s) and Licensed Technology. During the term of this Agreement, Glenveigh shall use Commercially Reasonable Efforts to disclose to Protherics all Licensed Technology that is necessary or useful to Protherics’ full enjoyment of the licenses and rights granted to Protherics hereunder.
     3.2 Information Exchange. Promptly after the Execution Date, Glenveigh shall provide to Protherics originals or copies of all data and information in its possession or control that relate to the Product in the Field in the Territory, to the extent Glenveigh has not previously provided such data and information to Protherics or its Affiliates (including any and all Product-related analyses, Data, written Product-related reports, and Regulatory Filings related to the Product in the Field in the Territory (including those that are made a part of, are related to, or are quoted in the foregoing, as well as data and information that GSK has provided, or is obligated to provide, to Glenveigh under the GSK Agreement)). Upon reasonable request of Protherics in writing in advance, Glenveigh shall provide access at its facility(ies) to the extent necessary to enable Protherics to review on-site such data and information, and Protherics shall have the right to obtain copies of any additional relevant data, information and documentation that pertains to the Product in the Field in the Territory. Protherics may (i) reprint such Product-related analyses, Data, Product-related reports and Regulatory Filings of Glenveigh for use and/or incorporation into Product Regulatory Filings of Protherics; and (ii) quote or describe data and information contained in such Product-related analyses, Data, Product-related reports and Regulatory Filings of Glenveigh in Product Regulatory Filings of Protherics; in all cases subject to Third-Party confidentiality restrictions as may exist. In addition to the foregoing, and to the extent permitted by Third Party confidentiality obligations and applicable laws and regulations, Glenveigh shall use Commercially Reasonable Efforts to disclose to Protherics in good faith any findings of which it becomes aware regarding digoxin immune Fab, and Protherics may use such findings regarding digoxin immune Fab to support Product Regulatory Filings, and for marketing and other commercialization activities pertaining to the Product.
Protherics-Glenveigh License Agreement

ARTICLE 4.
DEVELOPMENT; REGULATORY; COMMERCIALIZATION
     4.1 Development Conduct and Costs. During the term of this Agreement, Protherics shall be responsible for conducting and shall use Commercially Reasonable Efforts to conduct all development activities in connection with this Agreement necessary to achieve Marketing Authorization for the Product in the Field in the Territory, including submission of all Regulatory Filings for the Product in the Field in the Territory and all clinical studies in the Field in the Territory, if the results of such clinical studies support such Regulatory Filing submission. Protherics shall bear all costs it incurs in conducting such development, including expenses Protherics incurs in conducting clinical studies and in preparing for the same, as well as for all regulatory activities in the Territory, including preparation of regulatory documents or any supplemental studies necessary to achieve Marketing Authorization for the Product in the Field in the Territory.
     4.2 Glenveigh’s Transfer of Regulatory Filings; Clinical Supply. In conjunction with Protherics’ assumption of sole responsibility for the DEEP Study and Existing Regulatory Filings as of the Effective Date, the Parties intention as of the Execution Date is as follows: on the Effective Date or within ten (10) business days thereafter, Glenveigh shall transfer to Protherics sponsorship of the DEEP Study and ownership of the DEEP Study Regulatory Filings (including the DEEP Study IND), the Existing Regulatory Documents and all additional filed INDs related to the Product in the Field. Transfer of the sponsorship of the DEEP Study and ownership of the DEEP Study IND and all other Existing Regulatory Documents shall be deemed to occur upon the date that all of the following conditions have been met: (i) Glenveigh has provided proper written notice to the FDA, in a letter to the FDA, that the DEEP Study sponsorship and ownership of the DEEP Study IND are being transferred to Protherics as of the Effective Date; (ii) Protherics has provided proper written notice to the FDA, in a letter to the FDA, that Protherics accepts sponsorship of and responsibility for the DEEP Study, and ownership of and responsibility for the DEEP Study IND, as of the Effective Date; and (iii) Glenveigh has completed provision to Protherics of copies (or originals) of the DEEP Study IND and all other Existing Regulatory Documents (the “IND Transfer Date”). Prior to the Effective Date, Protherics and Glenveigh shall cooperate and consult with each other in preparing the letters described in clauses (i) and (ii) above, so that such letters are finalized and suitable for delivery to the FDA on the Effective Date or within ten (10) business days thereafter. At the IND Transfer Date, Glenveigh shall represent, warrant and covenant to Protherics, in a written certification provided by a duly authorized representative of Glenveigh, that Glenveigh has delivered to Protherics a full, complete and accurate copy (or originals) of the DEEP Study IND and all other Existing Regulatory Documents. If the Parties should mutually agree in writing prior to the IND Transfer Date that such transfer should take place more than ten (10) business days after the Effective Date, or that such transfer should not occur, such agreement shall not in any way diminish or alter Protherics’ ultimate responsibility and control with respect to the DEEP Study, Existing Regulatory Filings, and all performance, actions, decisions, and clinical, regulatory and supervisory matters (including compliance and communications) related to the DEEP Study from and after the date of such mutual agreement. Glenveigh shall (xi) promptly transfer or make available to Protherics all
Protherics-Glenveigh License Agreement

clinical supplies of the Product in Glenveigh’s possession or control as of the IND Transfer Date, and (xii) upon Protherics’ request, assist Protherics’ acquisition of clinical supplies of the Product from GSK pursuant to the terms of the GSK Agreement, as necessary or useful to enable Protherics to complete the DEEP Study. If Protherics should wish to obtain additional clinical supplies of the Product from GSK for clinical studies of the Product other than the DEEP Study, upon Protherics’ request, Glenveigh shall cooperate with Protherics in requesting such additional clinical supplies from GSK.
     4.3 Assignment of the GSK Agreement. Glenveigh Research, LLC and Dr .Adair shall assign the entire GSK Agreement to Protherics as of the Effective Date, pursuant to and in accordance with that certain Assignment of Research Support and Consulting Agreement being executed by and among Protherics, Glenveigh Research, LLC, and C. David Adair, M.D. contemporaneously herewith (“GSK Agreement Assignment”). Dr. David Adair hereby designates Protherics as his “Permitted Designee” under the GSK Agreement, as described in Section 8(a) of the GSK Agreement. Upon the effective date of the GSK Agreement Assignment and thereafter, Dr. Adair and other Glenveigh entities or principals shall not interfere in any way with Protherics’ exercise of its rights or discharge of its obligations as assignee of the GSK Agreement. For the sake of clarity, Protherics shall also have the sole right to demand performance of GSK’s obligation (i) to provide Product for the DEEP Study, and to defray costs of the “Initial Study” (including reimbursement of costs of clinical investigator services), and (ii) to collaborate on clinical development with regard to the “Initial Study,” as well as the performance of other GSK obligations under the GSK Agreement.
     4.4 Regulatory Filings. All Regulatory Filings filed by or on behalf of Protherics in the Territory shall be in the name of and owned by Protherics or its Affiliate or Sublicensee. Protherics shall promptly (within sixty (60) days) notify Glenveigh in writing upon receiving Marketing Authorization in the Territory for the Product.
     4.5 Product Complaints, Pharmacovigilance and Adverse Event Reporting. Protherics shall be solely responsible for reporting (itself, or through an Affiliate, Sublicensee or contractually bound Third Party) any adverse events and Product complaints, and for coordinating the collection, investigation, reporting, and exchange of information concerning any such adverse events or complaints.
     4.6 Product Commercialization. Protherics shall use Commercially Reasonable Efforts to commercialize the Product in the Field in the Territory and shall be responsible for all commercialization activities in connection with the Product in the Field in the Territory, including all Product labeling, Trademark usage, promotion, sales and marketing activities.
     4.7 Compliance with Laws and Regulatory Requirements. Protherics shall be responsible for ensuring that it and its Affiliates and Sublicensees which manufacture, purchase, distribute or otherwise transfer the Product comply with the requirements of this Agreement and any and all requirements of the Regulatory Authorities regarding the Product, including the development and/or commercialization of the Product. Each Party shall perform its obligations
Protherics-Glenveigh License Agreement

under this Agreement, and in the case of Protherics, its responsibilities and rights in connection with the development and commercialization of the Products, in accordance with all applicable laws, rules and regulations, including those of all Regulatory Authorities in the Territory, applicable reporting obligations, and applicable import and export laws and regulations.
     4.8 Applications for Regulatory Exclusivity. The Parties recognize the commercial value of exclusivity rights to the Products granted or provided for under laws and regulations in the Territory. To the extent permitted by law, Protherics will have the exclusive right, and shall use Commercially Reasonable Efforts, to file for, request and maintain any regulatory exclusivity rights for Products in the Field in the Territory (including regulatory exclusivity rights based upon an orphan drug designation (or substantially equivalent designation in a country in the Territory) of Product) and to conduct and prosecute any proceedings or actions to enforce the regulatory exclusivity rights.
ARTICLE 5.
MILESTONES, ROYALTIES AND OTHER PAYMENTS
     5.1 Upfront Payments.
     5.1.1 Within five (5) business days after the Effective Date, Protherics shall pay to Glenveigh the non-refundable, non-creditable amount of Five Million U.S. Dollars ($5,000,000) in cash; and
     5.1.2 On the Effective Date, Protherics shall procure that Glenveigh is issued such number of ordinary shares in the capital of Protherics plc (“PTI Ordinary Shares”) that could be purchased with Five Million U.S. Dollars ($5,000,000) in cash, with the PTI Ordinary Shares being valued at the average closing offer price of such shares for the ninety (90) days prior to the Execution Date of this Agreement and on the basis of the $/£ exchange rate as taken from the London Financial Times on the Execution Date of this Agreement, and wherein the equity so granted to Glenveigh shall be subject to the equity holding period set forth in Section 5.9; and
     5.1.3 Within five (5) business days after the Effective Date, Protherics shall pay One Million Five Hundred Thousand U.S. Dollars ($1,500,000) to Glenveigh, which amount is intended for use by Glenveigh to repay bank debt currently held by certain Glenveigh entities (wherein a description of such bank debt has been provided to Protherics prior to the Execution Date).
     5.2 Milestone Payments. Following the first achievement or occurrence of each of the following milestone events by performance of Protherics or its Sublicensee, Protherics shall pay to Glenveigh the corresponding one-time, non-creditable, non-refundable milestone payments set forth herein:
Protherics-Glenveigh License Agreement

Milestone Event	Milestone Payment
(i) Within thirty (30) days after *	* U.S. Dollars ($*)

(ii) If Protherics has not sublicensed its Product rights hereunder, within thirty (30) days *	* U.S. Dollars ($*)

(iii) If Protherics has sublicensed its Product rights hereunder to GSK or an Affiliate of GSK, within sixty (60) days of *	Twenty percent (20%) of all non-royalty cash payments and twenty percent (20%) of the fair market value of any non-cash consideration received from GSK or its Affiliate and attributable to such sublicense prior to and for BLA approval

(iv) If Protherics has sublicensed its Product rights hereunder to a Sublicensee other than GSK or an Affiliate of GSK, within sixty (60) days *	Ten percent (10%) of all non-royalty cash payments and ten percent (10%) of the fair market value of any non-cash consideration received from such Sublicensee and attributable to such sublicense prior to and for BLA approval
     For the avoidance of doubt, each milestone payment described in subsections (ii-iv) is mutually exclusive, and will be nonrefundable and noncreditable against royalties payable pursuant to Section 5.4 and any other fees or other payments due Glenveigh under this Agreement. Also, for the avoidance of doubt, if Protherics should obtain cash or non-cash consideration from GSK for the DEEP Study or another clinical trial of the Product in connection with the GSK Agreement, and/or in connection with another business arrangement between Protherics and GSK (or between Protherics and a Third Party) wherein such consideration is solely to fund or reimburse Protherics for the DEEP Study or another clinical trial of the Product (as opposed to cash or non-cash consideration from GSK or another Third Party for a sublicense of the rights granted to Protherics hereunder), such arrangement and consideration shall not trigger any milestone payment described in this Section 5.2.
     5.3 DEEP Study Costs and Contract Obligations. From and after the Effective Date, Protherics shall assume responsibility for acts and omissions by Protherics with respect to the DEEP Study (but not for the acts and omissions of Glenveigh with respect to the DEEP Study that occurred prior to the IND Transfer Date), and shall use Commercially Reasonable Efforts to
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* confidential treatment requested

complete the DEEP Study. Promptly after the IND Transfer Date, Glenveigh and Protherics shall jointly provide written notice to all DEEP Study investigators of the transfer of ownership of the DEEP Study IND. Concurrent with the Effective Date, and pursuant to that certain CTA/DSMB Assignment and Assumption Agreement by and among Protherics, Glenveigh Research, LLC and C. David Adair, M.D. being executed contemporaneously herewith (“CTA/DSMB Assignment”), Protherics shall assume related costs and contractual obligations in connection with existing clinical trial agreements with clinical sites participating in the DEEP Study and existing agreements relating to the operation of the Data Safety Monitoring Board (“DSMB”) established in connection with the DEEP Study, but only to the extent that such related costs and contractual obligations are incurred by Protherics on or after the Effective Date. All such clinical trial agreements and DSMB agreements existing as of the Execution Date are identified in Exhibit B.
     5.4 Royalties.
     5.4.1 Product Sales by Protherics. Subject to Section 5.4.3, and on a country-by-country basis with respect to Product sales by Protherics or its Affiliates, (i) if such Product is not a Product With Competition, Protherics shall pay to Glenveigh a royalty of five percent (5%) of Net Sales of such Product(s) in the Territory, and (ii) if such Product is a Product With Competition (as described in Section 2.5), Protherics shall pay to Glenveigh a royalty of * percent (*%) of Net Sales of such Product(s) With Competition in the Territory.
     5.4.2 Product Sales by Sublicensees. Subject to Section 5.4.3, and with respect to Product sales by a Sublicensee, Protherics shall pay to Glenveigh * percent (*%) of the cash payments and * percent (*%) of the fair market value of any non-cash consideration that Protherics receives from such Sublicensee; provided, however, that Protherics shall not be obligated to pay such percentage payment for cash payments and non-cash consideration received by Protherics or its Affiliates for Product manufacture or supply, provided that the cash payments and non-cash consideration charged and received by Protherics or its Affiliate for such Product manufacture or supply shall not exceed a maximum of actual cost plus *%, in a bona fide, arm’s-length transaction. For the avoidance of doubt, Section 5.4.1 and this Section 5.4.2 are mutually exclusive with respect to any given Product sale.
     5.4.3 Royalty Obligation. Notwithstanding anything to the contrary in this Section 5.4, Protherics shall have no obligation to pay royalties to Glenveigh on sales of Products between Protherics and its Sublicensees, where such Products will be resold to an unrelated Third Party; provided that, in such instances, the obligation to pay royalties hereunder shall arise upon the sale (or resale) of Products by such Sublicensee to unrelated Third Parties.
     5.4.4 Reduced Royalty Rate. In the event that Protherics or its Sublicensee(s) is obligated to pay a royalty under one or more Third-Party license agreements with respect
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* confidential treatment requested

to a Product, then Protherics may reduce the royalty rate payable to Glenveigh (as set forth in this Section 5.4) by an amount equal to * the total royalties payable to such Third-Party licensors; provided, however, that application of this Section 5.4.4 shall not reduce the royalty rate payable by Protherics under Section 5.4.1 to less than * Percent (*%), and shall not reduce the percentage of income from a Sublicensee payable under Section 5.4.2 to less than * percent (*%).
     5.4.5 Timing of Royalty Payments. All royalties payable to Glenveigh under this Agreement will be paid by Protherics within sixty (60) days of the end of each calendar quarter for all sales occurring during that quarter.
     5.5 Payment Method; Currency Conversion. All payments under this Agreement shall be made by wire transfer or other means acceptable to Glenveigh to CDA Licensing Administrators LLC, at its address set forth in Section
     12.4, or to such other Glenveigh entity as may be designated in writing by Glenveigh in accordance with Section 12.4. All dollar amounts specified in this Agreement, and all payments made hereunder, are and shall be made in U.S. dollars. Each payment by Protherics hereunder shall be made by wire transfer of immediately available funds to an account designated in writing by Glenveigh. In the event that conversion from any foreign currency shall be required, such conversion shall be at the average rate of exchange published in The Wall Street Journal for the calendar quarter to which the payment pertains.
     5.6 Withholding Tax. Each Party shall comply with applicable tax authority guidelines regarding filing and reporting for income tax purposes. Neither Party shall treat their relationship under this Agreement as a partnership or as a pass-through entity for tax purposes. Protherics shall be responsible for and shall collect all governmental and regulatory sales and other taxes, charges, duties and fees that are due and owing upon sales of Products by Protherics and its Sublicensees to Third Parties, excluding taxes on Glenveigh’s net income. Any withholding taxes applicable to payments made by Protherics to Glenveigh hereunder shall be paid by Protherics at the rate(s) required by applicable law, shall reduce by a corresponding amount and be deducted from payments otherwise due to Glenveigh hereunder, and shall be paid to the appropriate fiscal or tax authorities on behalf of Glenveigh. Protherics shall promptly provide to Glenveigh a certificate evidencing withholding or payment of any withholding tax by Protherics or its Sublicensees for the benefit of Glenveigh.
     5.7 Reports and Records. During the term of this Agreement, Protherics shall furnish to Glenveigh a written quarterly report showing: (i) the amount of gross sales of Product by Protherics and its Sublicensees to Third-Party purchasers, and an itemized calculation of Net Sales during such calendar quarter by Protherics and its Sublicensees, (ii) the amounts payable in United States dollars which shall have accrued in respect of such Net Sales and the calculation thereof; (iii) taxes withheld, if any; and (iv) the exchange rates used in determining the conversion to and amount of United States dollars. Protherics will keep, and shall obligate each of its Sublicensees (if any) to keep, such records as are required in sufficient detail to track and determine (in accordance with Protherics’ standard internal accounting procedures) the accuracy of calculations
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* confidential treatment requested

of sums due under this Agreement and to accurately account for the calculations of all royalties due under this Agreement. Such records will be retained for a period of the longer of (xi) a three (3) year period following the year in which any payments were made hereunder and (xii) the expiration of the applicable tax statute of limitations (or any extensions thereof), or such longer period as may be required by law.
     5.8 Records; Audit by Glenveigh. Once per calendar year, and within three (3) years from Glenveigh’s receipt of each royalty payment, Glenveigh shall have the right to engage (at its own expense) an independent certified public accountant, appointed by Glenveigh and reasonably acceptable to Protherics, to examine in confidence the books and records of Protherics as may be necessary to determine, with respect to any calendar year, the correctness or completeness of any report or payment required to be made under this Agreement; provided however, that the books and records for any particular calendar year will be subject to only one audit. The report of such accountant will be limited to a certificate verifying any report made or payment submitted by Protherics during such period, and identifying any over-payment or under-payment made by Protherics, accompanied by an explanation of the basis for its determination of such over-payment or under-payment. In addition, if the accountant is unable to verify the correctness of any such payment, the accountant’s report may include information relating to why such payment is unverifiable. If the audit reveals any underpayment by Protherics to Glenveigh, then Protherics will pay any underpayment to Glenveigh within thirty (30) days after Protherics’ receipt of the audit report. If any audit performed under this Section 5.8 discloses an underpayment by Protherics of more than ten percent (10%) as compared to the amount set forth in Protherics’ original report showing the calculation of a royalty, Protherics will bear the full cost of the performance of such audit. If the audit reveals any overpayment by Protherics to Glenveigh, then Glenveigh will pay any such overpayment to Protherics within thirty (30) days after Protherics’ receipt of the audit report. If Protherics disagrees with any determination by such accountant, the dispute shall be resolved in accordance with Article 11. The result of the audit and the audit report shall be subject to Article 9.
     5.9 Equity Holding Period. A holding period shall be imposed on Glenveigh with respect to any PTI Ordinary Shares granted to Glenveigh pursuant to Section 5.1.2. Such holding period shall expire upon the earliest to occur of the following: (i) the date of patent issuance of the last to issue of the following pending Adair US patent applications: US Patent Application No. * (US Serial No. *, filed *); and US Patent Application No. * (US Serial No. *, filed *); (ii) the date of change of control of (a) Protherics (but only if such change of control involves a Third Party), or (b) Protherics plc; and (iii) the effective date of a sublicense agreement between Protherics or its Affiliate and a Sublicensee; provided, however, if none of the conditions described in the foregoing clauses (i), (ii) and (iii) occurs prior to December 31, 2011, then such PTI Ordinary Shares shall revert to Protherics plc (or shall be otherwise transferred, as Protherics plc may direct in writing) without payment of consideration to Glenveigh, upon written request of Protherics or Protherics plc. During this holding period, Glenveigh shall not dispose of or agree to dispose of, directly or indirectly, any such PTI Ordinary Shares or do anything with the same or substantially the same economic effect (including a derivatives transaction), without the prior written consent of

* Confidential treatment requested.

Protherics-Glenveigh License Agreement

Protherics plc. Following the Effective Date, the PTI Ordinary Shares issued to Glenveigh pursuant to Section 5.1.2 will be freely transferable under the rules of the London Stock Exchange, the Listing Rules of the UK Financial Services Authority and English law, subject only to the restrictions contained in this Agreement and as referred to in Article 202 of the Articles of Association of Protherics plc.
     5.10 No Registration of PTI Ordinary Shares. Glenveigh acknowledges that the PTI Ordinary Shares issued pursuant to Section 5.1.2 have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States (“State Securities Laws”), and will be issued to Glenveigh in a transaction not requiring registration under the Securities Act or any State Securities Laws, and may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act or any applicable State Securities Law, pursuant to an exemption therefrom or in a transaction not subject thereto. Each certificate representing PTI Ordinary Shares will contain a legend substantially to the following effect:
     THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OF A U.S. PERSON IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.
     Neither Protherics nor Protherics plc is under an obligation to register the sale, transfer or other disposition of the PTI Ordinary Shares by Glenveigh or on behalf of Glenveigh under the Securities Act, or to take any other action necessary in order to make compliance with an exemption from such registration available.
     5.11 Entitlement to Payments, Milestones and Royalties. Payments, PTI Ordinary Shares, and royalties due from Protherics pursuant to Sections 5.1, 5.2 and 5.4 are solely for the account of Dr. Adair and CDA Royalty Investors, LLC and shall be paid or delivered, as applicable, on their behalf, as owners of the Licensed Technology to CDA Licensing Administrators, LLC pursuant to Section 5.5, as payment agent. Glenveigh Pharmaceuticals, LLC and Glenveigh Research, LLC claim no interest in or ownership of the Licensed Patents , nor any right to receive the payments, PTI Ordinary Shares and royalties due from Protherics pursuant to Sections 5.1, 5.2 and 5.4 of this Agreement. Glenveigh Pharmaceuticals, LLC and Glenveigh Research, LLC have joined in this Agreement to confirm the ownership of the Licensed Patents and to participate in matters related to completion of the DEEP Study and the fulfillment of other Glenveigh covenants contained herein, for the benefits each will directly or indirectly receive therefrom. The recitations contained in this Section 5.11 shall have no effect on the rights and
Protherics-Glenveigh License Agreement

licenses granted to Protherics hereunder, and shall not defeat any other purposes of this Agreement.
ARTICLE 6.
INTELLECTUAL PROPERTY
     6.1 Ownership of New Intellectual Property. Protherics shall own any and all new intellectual property (including ideas, data, instructions, discoveries, inventions, processes, formulae, techniques, procedures, designs, sketches, records, components, methods, tools, developments, innovations, materials, technology, protocols, results, expert opinions, other information, patents and patent applications) discovered, identified, developed, generated, modified, obtained or derived on or after the Effective Date in connection with this Agreement. Protherics shall prepare, file, prosecute and maintain any and all patents and patent applications described in this Section 6.1.
     6.2 Patent Filing, Prosecution and Maintenance. Glenveigh shall own or Control (as applicable) patents or patent applications within the Licensed Patents in the Territory. During the term of this Agreement, Protherics shall be responsible for, and shall diligently carry out and shall bear all costs (including attorneys’ fees) for the preparation, filing, prosecution, maintenance and extensions(if any) of all patents or patent applications within the Licensed Patents in the Territory. The filing, prosecution and maintenance of patents and patent applications pursuant to this Section 6.2 shall be done through patent counsel selected by Protherics and reasonably acceptable to Glenveigh. Protherics will keep Glenveigh informed of all significant patent matters relating to the Licensed Patents, and will give Glenveigh a reasonable opportunity to review and provide input on the prosecution of applications within the Licensed Patents. Protherics shall use Commercially Reasonable Efforts to prosecute the applications within the Licensed Patents in good faith, and with at least the same degree of diligence as Protherics devotes to its own patent applications directed to similar products at a similar stage of development with similar market potential, and in a manner reasonably calculated to achieve the patent issuance-related triggering event set forth in Section 5.9(i) (unless such achievement is inconsistent with Protherics’ patent strategy for the Product, as reasonably formulated by Protherics using its sound business judgment in view of all relevant circumstances). Protherics shall have the right, after consultation with Glenveigh, and upon no less than thirty (30) days’ notice, to abandon any of the patents or patent applications within the Licensed Patents in the Territory In the event that Protherics decides to abandon any patent and/or patent application within the Licensed Patents in the Territory, Glenveigh shall have the right to continue the filing, prosecution or maintenance of any such patent or patent application that Protherics wishes to abandon, at Glenveigh’s sole cost and expense.
     6.3 Enforcement of Licensed Technology. If either Glenveigh or Protherics has knowledge of any infringement or likely infringement of the Licensed Patents or unauthorized use of the Licensed Know-How in the Territory, then the Party having such knowledge shall promptly inform the other Party in writing, and the Parties shall promptly consult with one another regarding the action to be taken. Unless the Parties otherwise mutually agree, Protherics shall have the initial
Protherics-Glenveigh License Agreement

right, using counsel of its choice, to enforce such Licensed Technology or defend any declaratory action with respect thereto, at its sole expense, and Glenveigh shall give all reasonable assistance to Protherics in such action. If Protherics exercises such right, then Protherics shall control the strategy of such action and, provided that Protherics either receives Glenveigh’s consent or is required by law, Protherics may use Glenveigh’s name in connection with such action. If the infringement or likely infringement of the Licensed Patents would be the basis of a potential action solely within the Field in the Territory, and if Protherics declines to commence such action, then Glenveigh shall have the right, but not the obligation, to commence such declined action with respect to such infringement within the Field in the Territory. In the event that Glenveigh elects, in its sole discretion and at Glenveigh’s sole expense, to commence such declined action, (i) Glenveigh shall reasonably consider Protherics’ input with respect to such declined action; (ii) Protherics shall give all reasonable assistance to Glenveigh in such action; and (iii) Glenveigh may use Protherics’ name in connection with such action. Glenveigh shall keep Protherics reasonably apprised of the progress of any such action commenced by Glenveigh. All out-of-pocket costs reasonably incurred by Protherics and by Glenveigh in connection with this Section 6.3 shall be shared on a pro rata basis as follows: * percent (*%) by Protherics, and * percent (*%) by Glenveigh.
     6.4 Infringement of Third Party Patents. If Protherics, or any of its Affiliates or Sublicensees, is sued by a Third Party for infringement of a Third Party’s patent rights in the Territory because of the manufacture, use, sale or other permitted exploitation of the Product or Licensed Patents in the Territory, Protherics shall promptly notify Glenveigh in writing of such suit, and the Parties shall consult each other to agree upon the course of action to be taken. Unless otherwise agreed in writing by the Parties, Protherics shall have the first right, but not the obligation, to control the defense of such suit in the Territory with counsel of its choice, at its own expense, in which event Glenveigh shall have the right to be represented by advisory counsel of its own selection at its own expense, and Glenveigh shall reasonably cooperate in the defense of such suit and furnish to Protherics all pertinent evidence and reasonable assistance in Glenveigh’s control. The Party that is not controlling the defense of such suit shall cooperate with the Party that is controlling the defense of such suit in connection with any such claim, suit or proceeding, and each Party shall keep the other Party reasonably informed of all material developments in connection with any such claim, suit or proceeding. All out-of-pocket costs reasonably incurred by Protherics and by Glenveigh in connection with this Section 6.4 shall be shared by the Parties, on a pro rata basis as follows: * percent (*%) by Protherics, and * percent (*%) by Glenveigh.
     6.5 Recoveries; Settlement. In the event that either Party recovers any amounts from any litigation or settlement under Section 6.3 or 6.4, such amounts shall first be applied to reimburse Glenveigh and Protherics for their respective actual out-of-pocket expenses. Any remaining amount shall be retained on a pro rata basis as follows: * percent (*%) by Protherics, and * percent (*%) by Glenveigh. The Parties shall keep one another informed of their respective activities concerning, and the status of, any litigation or settlement thereof concerning the Licensed Technology or the Product; provided, however, that no settlement or consent judgment or other voluntary final disposition of any suit defended or action brought by a
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Party pursuant to this Article 6 may be entered into without the written consent of the other Party if such settlement would require the other Party to be subject to an injunction or to make a monetary payment or would otherwise adversely affect the other Party’s rights under this Agreement.
ARTICLE 7.
REPRESENTATIONS AND WARRANTIES; LIMITATION OF LIABILITY
     7.1 Glenveigh Representations and Warranties. Glenveigh hereby represents and warrants as of the Effective Date that: (i) it has the right, power and corporate authority to enter into this Agreement and to make the promises set forth in this Agreement; (ii) it Controls the Licensed Patents and has the right to grant the rights and licenses set forth herein to Protherics in the Territory; (iii) the execution, delivery and performance of this Agreement do not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it is bound, nor to its Knowledge, violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it; (iv) Glenveigh has disclosed to Protherics, in writing or in electronic form, all material (individually or in the aggregate) facts and information regarding the manufacture, use and exploitation of the Product in the Field, including material facts and information relating to the DEEP Study and other relevant clinical and non-clinical studies pertaining to the Product (including communications to or from any pertinent Regulatory Authority with respect to the Products, and/or any adverse events or product recalls or withdrawals with respect to the Products); (v) Exhibit A sets forth a true and complete list of all patents and patent applications filed on or before the Effective Date in the Territory that are Licensed Patents, and all such patents and patent applications are Controlled by Glenveigh; (vi) there are no actual or, to its Knowledge, threatened suits or claims by any Third Party alleging that the use by Glenveigh or Protherics of the Product or the Licensed Technology will constitute an infringement or other violation of a patent or other intellectual property right of such Third Party; (vii) no patent or patent application within the Licensed Patents is or has been involved in any reissue, reexamination, interference, opposition or equivalent or similar proceeding to which Glenveigh is a party; (viii) the Licensed Patents are not subject to any judgments or settlements against or owed by Glenveigh; (ix) all Glenveigh-related or Adair-related individuals or corporate entities with any right, title or interest in the Licensed Technology have been named as a Party to this Agreement; and (x)(A) Glenveigh has carried out all requirements under the GSK Agreement, and that there are no other requirements necessary to enable Glenveigh to validly grant the rights and licenses granted to Protherics hereunder; (B) Glenveigh has received no notice of default under the GSK Agreement, and Glenveigh is not in default and, to the best of Glenveigh’s Knowledge after due inquiry, there are no circumstances existing on the Execution Date which, with notice or the passage of time or both, could result in a default under the GSK Agreement; (C) to the best of Glenveigh’s Knowledge, the GSK Agreement is a legal, valid and binding agreement, enforceable in accordance with its terms except as enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equitable principles; (D) to the best of Glenveigh’s Knowledge, GSK is not in default of any of the terms of the GSK Agreement; (E) Glenveigh will not take any action, or fail to take any required action, either of which results in the termination of the GSK Agreement prior to the Effective Date; (F) prior to the Effective Date,
Protherics-Glenveigh License Agreement

within five (5) days of receipt, Glenveigh will provide Protherics with copies of all notices received from GSK under the GSK Agreement, and Protherics may, at its discretion, take any actions necessary and useful to cure or prevent a breach of the GSK Agreement that would likely lead to termination of the GSK Agreement; and (G) from and after the Effective Date, subject to Section 4.2, Protherics (as licensee hereunder and as assignee of the GSK Agreement) shall have sole and full responsibility and control over the DEEP Study, the DEEP Study IND, the Existing Regulatory Documents, and all performance, actions, decisions, and clinical, regulatory and supervisory matters (including compliance and communications) related to the DEEP Study and the DEEP Study IND.
     7.2 Protherics Representations and Warranties. Protherics hereby represents and warrants as of the Effective Date that: (i) it has the right, power and corporate authority to enter into this Agreement and to make the promises set forth in this Agreement; (ii) the execution, delivery and performance of this Agreement do not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it is bound, nor to its Knowledge, violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it; (iii) it will fully comply with the terms of the GSK Agreement and faithfully perform its obligations as assignee thereof and Permitted Designee thereunder; and (iv) it will fully comply with the terms of the clinical trial agreements and DSMB agreements identified in Exhibit B and faithfully perform its obligations as assignee thereof; provided that, the representations and warranties set forth in clauses (iii) and (iv) shall not prevent Protherics, as assignee of such agreements, from amending or terminating such agreements.
     7.3 Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, OR INCIDENTAL DAMAGES OF ANY KIND (INCLUDING DAMAGES FOR INTERRUPTION OF BUSINESS, PROCUREMENT OF SUBSTITUTE GOODS, LOSS OF PROFITS, OR THE LIKE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, REGARDLESS OF WHETHER SUCH DAMAGES ARE BASED ON TORT, WARRANTY, CONTRACT OR ANY OTHER LEGAL THEORY, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THIS SECTION SHALL BE GIVEN FULL EFFECT EVEN IF ANY REMEDY SPECIFIED IN THIS AGREEMENT IS DEEMED TO HAVE FAILED OF ITS ESSENTIAL PURPOSE.
ARTICLE 8.
INDEMNIFICATION AND INSURANCE
     8.1 By Glenveigh. Glenveigh shall indemnify, defend and hold Protherics , its Affiliates and Sublicensees, and each of their directors, employees, agents and representatives (collectively, “Protherics Indemnitees”) harmless from and against all claims, causes of action, costs (including reasonable attorneys’ fees and expenses), losses or liabilities (collectively, “Losses”) of any kind that are asserted by a Third Party to the extent the Losses arise from: (i) breach of a representation or warranty by Glenveigh under this Agreement; (ii) claims for death of or injury to any person(s) resulting directly from Glenveigh’s performance of the DEEP Study or other clinical studies of the Product prior to Protherics’ assumption of responsibility therefor, or
Protherics-Glenveigh License Agreement

Glenveigh’s negligence or willful misconduct in the course of such performance; or (iii) the negligent act or omission or willful misconduct of Glenveigh in the performance of its obligations under this Agreement. The foregoing indemnity under subsections (i) – (iii) of this Section 8.1 shall not apply to the extent that any of the Protherics Indemnitees caused or contributed to such Losses, or to the extent that Protherics has an indemnification obligation under Section 8.2 with respect to the Losses.
     8.2 By Protherics. Protherics shall indemnify, defend and hold Glenveigh, and each of its directors, employees, agents and representatives (collectively, “Glenveigh Indemnitees”) harmless from and against all Losses of any kind that are asserted by a Third Party to the extent the Losses arise from: (i) breach of a representation or warranty by Protherics under this Agreement; (ii) the negligent act or omission or willful misconduct of Protherics or any of its Affiliates or Sublicensees, agents or representatives in the performance of their obligations under this Agreement; or (iii) the development or commercialization by or on behalf of Protherics or its Affiliates of the Product in the Territory (but expressly excluding any Losses arising from the use or manufacture of the Digibind Product used in the DEEP Study prior to or after the Effective Date; provided that such exclusion shall in no way limit Glenveigh’s right to indemnification by GSK, directly or indirectly through Protherics, under the GSK Agreement with respect to Glenveigh’s participation in the DEEP Study). The foregoing indemnity under subsections (i) – (iii) of this Section 8.2 shall not apply to the extent that any of the Glenveigh Indemnitees caused or contributed to such Losses, or to the extent that Glenveigh has an indemnification obligation under Section 8.1 with respect to the Losses.
     8.3 Procedure. Each Party will promptly notify the other Party in writing in the event it becomes aware of a Third Party claim, action or suit for which indemnification may be sought hereunder (provided that the failure to give such notice promptly will not prejudice the rights of an Indemnified Party, except to the extent that the failure to give such prompt notice materially adversely affects the ability of the Indemnifying Party to defend the claim, action or suit). In the event that any Third Party claim, action or suit is instituted against a Party in respect of which indemnity may be sought pursuant to this Article 8, promptly after such Party (the “Indemnified Party”) notifies the other Party (the “Indemnifying Party”) in writing, the Indemnifying Party and the Indemnified Party shall meet to discuss how to respond to such claim, action or suit. The Indemnifying Party shall control the defense of such claim, action or suit. The Indemnified Party shall cooperate with the Indemnifying Party in the defense of such claim, action or suit, at the expense of the Indemnifying Party. In any such proceeding, the Indemnified Party shall also have the right to retain its own counsel at its own expense. The Indemnifying Party shall not be liable for Losses or Third Party liabilities with respect to a claim, action or suit settled or compromised by the Indemnified Party without the Indemnifying Party’s prior written consent. No offer of settlement, settlement or compromise by the Indemnifying Party shall be binding on an Indemnified Party without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed), unless such settlement fully releases the Indemnified Party without any liability, loss, cost or obligation to such Indemnified Party.
Protherics-Glenveigh License Agreement

ARTICLE 9.
CONFIDENTIALITY AND PUBLICITY
     9.1 Treatment of Confidential Information. The Parties agree that during the term of this Agreement, and for a period of five (5) years after this Agreement expires or terminates, with respect to Confidential Information of the Disclosing Party, the Receiving Party will (i) maintain such Confidential Information in confidence to the same extent the Receiving Party maintains its own confidential or proprietary information or trade secrets of similar kind and value; (ii) subject to the provisions of this Article 9, not disclose such Confidential Information to any Third Party without the prior written consent of the Disclosing Party, except for disclosures to its Affiliates and Sublicensees who agree to be bound by obligations of non-disclosure and non-use at least as stringent as those contained in this Article 9; and (iii) not use Confidential Information for any purpose except those purposes permitted by this Agreement. Neither Party will knowingly disclose to the other Party any Third Party information or know-how that such Party does not have the legal right to disclose to the other Party and/or which it has a contractual obligation not to disclose to the other Party.
     9.2 Authorized Disclosure. Notwithstanding the foregoing Section 9.1, a Receiving Party may disclose Confidential Information of the Disclosing Party:
(i)	to the extent and to the persons and entities as required by an applicable law, rule, regulation, legal process, court order or the rules of the any securities exchange on which any security issued by either Party is traded or of a Regulatory Authority; or

(ii)	as necessary to file, prosecute or defend those patent applications or patents for which either Party has the right to assume filing, prosecution, defense or maintenance, pursuant to Article 6 of this Agreement; or

(iii)	to prosecute or defend litigation or otherwise establish rights or enforce obligations under this Agreement, but only to the extent that any disclosure is necessary;
     provided that, if Glenveigh is required or intends to disclose Protherics’ Confidential Information under Sections 9.2(i) or (iii), Glenveigh shall give advance written notice to Protherics of such required disclosure, so that Protherics may seek a protective order or other appropriate remedy. If, in the absence of a protective order or other remedy, Glenveigh is nonetheless, in the reasonable opinion of Glenveigh’s counsel, required to disclose Confidential Information of Protherics under Sections 9.2(i) or (iii), Glenveigh may disclose only that portion of the Confidential Information of Protherics which such counsel advises in writing is legally required to be disclosed; and further provided that Glenveigh shall preserve the confidentiality of such Confidential Information to the fullest extent possible, including, without limitation, by cooperating with Protherics in its efforts to secure confidential or protective treatment of such Confidential Information or to obtain a protective order or other remedy.
Protherics-Glenveigh License Agreement

     9.3 Other Permitted Disclosures. Protherics may disclose Confidential Information of Glenveigh received under this Agreement to (i) Regulatory Authorities and clinical study investigators, (ii) existing or potential investors, acquirers, merger partners, collaborators, consultants, contractors, distributors or licensees, or to professional advisors (e.g., attorneys, accountants and investment bankers) involved in such activities, for the limited purpose of evaluating such investment, transaction, or license and under appropriate conditions of confidentiality, only to the extent necessary and with the agreement by these permitted individuals to maintain such Confidential Information in strict confidence.
     9.4 Publicity; Terms of this Agreement. Protherics must provide its prior written approval (which may be granted or withheld by Protherics, in its sole discretion) before Glenveigh may issue a press release announcing the execution of this Agreement. Except for such press release, Glenveigh shall not (i) originate any publicity, news release or other public announcement, written or oral, whether to the public press, public stockholders or otherwise, relating to this Agreement, any amendment hereto, the Product or any Party’s performance hereunder, or (ii) use the name of Protherics in any publicity, news release or other public announcement, except (a) with the prior written consent of Protherics, which consent may be granted or withheld in Protherics’ sole discretion, or (b) as required by applicable law, in which case Glenveigh shall submit to Protherics (for review and any proposed modifications, as well as the Parties’ coordination, prior to such disclosure or use) each such required disclosure, and shall comply with the terms of Section 9.2. If Protherics intends to make any public announcement that includes a statement(s) about Glenveigh (concerning Glenveigh as a company, or about any of its principals), and such public announcement relates to subject matter that is outside the Field and/or that pertains to a product other than the Product licensed to Protherics hereunder, then Protherics will provide a copy of such proposed public announcement to Glenveigh for its review and comment, which Protherics will consider in good faith; provided, however, that (a) mere mention of the word “Glenveigh” or of the names of any of its principals, without additional substantive content, shall not give rise to such Glenveigh right of review and comment, and (b) if the scope of Protherics’ proposed statement about Glenveigh as a company and/or any of its principals has been previously approved by Glenveigh, Protherics shall have no obligation to resubmit such proposed statement to Glenveigh for further review and comment. The terms of this Agreement shall be deemed to be the Confidential Information of each Party.
     9.5 Scientific Publications. Protherics acknowledges that Glenveigh Research LLC, C. David Adair, M.D., and the institutions set forth in Exhibit B have certain contractual rights and obligations, including rights and obligations regarding scientific publications. After the Effective Date and upon the effective date of the CTA/DSMB Assignment, Protherics may seek amendment of any or all of such agreements in a manner that results in modification of the institutions’ publication rights and obligations. In the event that such clinical trial agreements assigned to Protherics are not amended, Glenveigh shall cooperate with Protherics to ensure that a joint publication regarding the DEEP Study data and results will be prepared and submitted in a manner reasonably acceptable to Protherics, so as to avoid independent publication by the institutions set forth in Exhibit B. Subject to the foregoing, Glenveigh will only publish or publicly present research or development results, or any other scientific data and information, pertaining to the
Protherics-Glenveigh License Agreement

Product in the Field under the reasonable direction of Protherics, in Protherics’ sole discretion; provided, however, that nothing herein shall be construed to require Glenveigh to publish or publicly present research or development results, or any other scientific data and information, pertaining to the Product in the Field in a manner to which Glenveigh objects, in Glenveigh’s sole discretion.
ARTICLE 10.
TERM AND TERMINATION
     10.1 Term of this Agreement. This Agreement will commence on the Effective Date and, unless earlier terminated pursuant to this Article 10, will remain in full force and effect, on a country-by-country basis, until the later of: (i) expiration of the last-to-expire patent within the Licensed Patents in such country, or (ii) the tenth (10th) anniversary of the First Commercial Sale of a Product in such country; provided that, with respect to a given country in the Territory, if no patent within the Licensed Patents is issued in such country prior to the date set forth in clause (ii), the term of this Agreement shall be determined solely pursuant to clause (ii). Following such expiration, Protherics shall have a fully paid-up license that corresponds to the license granted to Protherics in Section 2.1.
     10.2 Termination for Material Breach . In the event that Protherics or Glenveigh breaches a representation, warranty or any material undertaking or obligation hereunder, the other Party shall have the right, without limitation of any other right it has under this Agreement on account of such breach, to terminate this Agreement on sixty (60) days (or, in the case of breach of an obligation to pay money, thirty (30) days) prior written notice specifying such breach and demanding its cure; provided, however, that if the alleged breaching Party shall cure such breach during such sixty (60)-day (or thirty (30)-day, if applicable) period, then such notice of termination shall be null and void; and further provided that if such breach is not reasonably susceptible of cure within such sixty (60)-day (or thirty (30)-day, if applicable) period, and the alleged breaching Party proposes and has initiated a reasonable course of action to cure such breach and has acted diligently and in good faith to begin to cure the breach within such sixty (60)-day (or thirty (30)-day, if applicable) period, such cure period shall be extended as reasonably necessary to permit the breach to be cured; otherwise, this Agreement shall be terminated on and after the expiration of such sixty (60)-day (or thirty (30)-day, if applicable) period. Notwithstanding the foregoing, in the event the alleged breaching Party disputes in good faith the existence of a breach under this Agreement, the non-breaching Party shall not have the right to terminate this Agreement unless and until the dispute is resolved in the non-breaching Party’s favor (i.e., upon a final determination that the alleged breaching Party has materially breached this Agreement and has failed to cure such breach) through the dispute resolution provisions of Article 11. All amounts due hereunder that are not in dispute shall continue to be timely paid.
     10.3 Termination for Insolvency. This Agreement may be terminated at any time by Glenveigh upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings by or against Protherics, or upon an assignment of a substantial portion of its assets for the benefit of creditors by Protherics; provided, however, that in the event of any involuntary
Protherics-Glenveigh License Agreement

bankruptcy or receivership proceeding, such right to terminate this Agreement shall only become effective if the proceeding is not dismissed within sixty (60) days after the filing thereof. Subject to Section 10.4.4, (i) if a given Glenveigh entity Controls any intellectual property rights licensed to Protherics hereunder, and (ii) if Protherics has not forced such Glenveigh entity into bankruptcy, reorganization, liquidation or receivership proceedings, then Protherics may elect to continue this Agreement in full force and effect upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings by or against such Glenveigh entity, or upon an assignment of a substantial portion of its assets for the benefit of creditors by such Glenveigh entity; provided, however, that in the event of any involuntary bankruptcy or receivership proceeding, such right to continue this Agreement shall only become effective if the proceeding is not dismissed within sixty (60) days after the filing thereof.
     10.4 Effect of Expiration or Termination.
     10.4.1 Accrued Obligations. Termination of this Agreement for any reason shall not release any Party hereto from any liability which, at the time of such termination, has already accrued to the other Party or which is attributable to a period prior to such termination, nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement.
     10.4.2 Survival. The expiration or termination of this Agreement shall not affect (i) the rights or obligations of either Party hereto which shall have accrued hereunder prior to such expiration or termination, and (ii) the rights and obligations of the Parties at law or in equity, which from the context thereof, are intended to survive termination or expiration of this Agreement. Without limiting the foregoing sentence, in the event of expiration or termination of this Agreement, the provisions of Article 1 shall survive, to the extent definitions are embodied in the following listed Articles and Sections of this Agreement;
     (a) in the event of expiration, the provisions of Sections 3.2, 4.5, 4.6, 4.7, 4.8, 6.1, 6.3 (with respect to Licensed Know-How), 7.3, 10.4.2, 10.4.5, 12.3, 12.4, 12.5, 12.6, 12.7, 12.8 and 12.9 and of Articles 8 (to the extent that the Loss arose prior to the expiration date), 9 and 11 (to the extent that the Dispute arose prior to the expiration date), as each of the foregoing provisions is necessary or useful for Protherics to transfer, use, practice and/or exploit its fully paid-up license; and
     (b) in the event of termination, the provisions of Sections 6.1 (with respect to intellectual property arising prior to the effective termination date), 7.3, 10.4.2, 12.3, 12.4, 12.5, 12.6, 12.7, 12.8 and 12.9 and of Articles 8 (to the extent that the Loss arose prior to the effective termination date), 9 and 11 (to the extent that the Dispute arose prior to the effective termination date), shall survive the expiration or termination of this Agreement for any reason. In addition, any other provision required to interpret and enforce the Parties’ rights and obligations
Protherics-Glenveigh License Agreement

under this Agreement shall survive, but only to the extent required for the observation and performance of the aforementioned surviving portions of this Agreement.
     10.4.3 Termination of Licenses. Upon earlier termination of this Agreement by Glenveigh for Protherics’ uncured material breach under Section 10.2 or Protherics’ insolvency under Section 10.3, (a) Glenveigh may elect that all licenses and rights granted to Protherics hereunder shall terminate and Protherics will cease to develop and commercialize Product (taking into account any appropriate “wind down” periods necessary to effect such cessation in a commercially reasonable manner, including adequate time periods to close any pending clinical studies of the Product), and Glenveigh may pursue all remedies permitted at law or in equity (including contract damage remedies), or (b) Glenveigh may elect not to terminate this Agreement, and in such event Glenveigh shall retain its right to continue this Agreement while simultaneously pursuing remedies permitted at law or in equity (including contract damage remedies).
     10.4.4 Effects of Termination by Protherics.
     (i) In the event of Glenveigh’s uncured material breach under Section 10.2, (a) Protherics may elect to terminate this Agreement, and Protherics may pursue all remedies permitted at law or in equity (including contract damage remedies), or (b) Protherics may elect not to terminate this Agreement, and in such event Protherics shall retain its right to continue this Agreement while simultaneously pursuing remedies permitted at law or in equity (including contract damage remedies).
     (ii) In the event of insolvency of a given Glenveigh entity as described in Section 10.3, this Agreement shall continue in full force and effect, and upon the date of such event of insolvency (or the date of expiration of the 60-day period recited in Section 10.3, if applicable), Protherics shall have an immediate assignment of all intellectual property rights Controlled by such Glenveigh entity that are licensed to Protherics hereunder. For the avoidance of doubt, Protherics’ obligations to pay royalties and fees hereunder shall continue after such assignment, and such Glenveigh entity will promptly cooperate with Protherics to execute documents evidencing such assignment. In the event that Glenveigh terminates this Agreement for Protherics’ uncured material breach under Section 10.2 or Protherics’ insolvency under Section 10.3 after the date of such assignment of intellectual property rights to Protherics in accordance with this Section 10.4.4, such intellectual property rights previously assigned to Protherics shall be immediately reassigned to Glenveigh upon the effective date of termination, and Protherics will promptly cooperate with Glenveigh to execute documents evidencing such reassignment.
     10.4.5 Bankruptcy Code. In the event of insolvency of a Glenveigh entity as described in Section 10.3, the Parties agree that all rights and licenses granted to Protherics hereunder are rights to “intellectual property” (as defined in Section 101(35A) of Title 11 of the United States Code, as amended (such Title 11, the “Bankruptcy Code”)). In the event this Agreement is rejected under Section 365 of the Bankruptcy Code, such
Protherics-Glenveigh License Agreement

Glenveigh entity hereby grants to Protherics, subject to Protherics’ obligations under Sections 365(n)(2), a right of access and to obtain possession of and to benefit from each of the following embodiments: (i) copies of data and results pertaining to pre-clinical and clinical research and/or clinical trials of Products, (ii) aliquots of laboratory samples, Product samples and inventory, (iii) copies of laboratory notes and notebooks pertaining to Products, (iv) regulatory filings and approvals of Products, and (v) rights of reference in respect of regulatory filings and approvals of Products, all of which constitute “embodiments” of intellectual property pursuant to Section 365(n) of the Bankruptcy Code, and (vi) all other embodiments of such intellectual property in such Glenveigh entity’s possession or control. Such Glenveigh entity agrees not to interfere with Protherics’ exercise under the Bankruptcy Code of rights and licenses to intellectual property licensed hereunder and embodiments thereof in accordance with this Agreement, and agrees to use Commercially Reasonable Efforts to assist Protherics to obtain such intellectual property and embodiments thereof in the possession or control of Third Parties as reasonably necessary or useful for Protherics to exercise such rights and licenses in accordance with this Agreement.
     10.4.6 Disposition of Inventory. Upon earlier termination of this Agreement by Glenveigh for Protherics’ uncured material breach under Section 10.2 or Protherics’ insolvency under Section 10.3, Protherics and its Sublicensees shall be entitled, for a period of twelve (12) months thereafter, to sell Products existing or being manufactured on the date of termination; provided that Net Sales from sales of such Products shall be subject to royalty payments under Section 5.4.
     10.5 Return of Confidential Information. Confidential Information shall remain the property of the Disclosing Party for the period provided in Section 9.1. Upon expiration of this Agreement, Protherics may request in writing the return or destruction (in Protherics’ sole discretion) by Glenveigh of all Confidential Information of Protherics. Upon earlier termination of this Agreement by either Party under Section 10.2 because of uncured material breach or under Section 10.3 because of insolvency of the other Party, the Receiving Party shall immediately cease to use the Disclosing Party’s Confidential Information and promptly thereafter the Receiving Party shall, at the Receiving Party’s option, either return to the Disclosing Party or destroy all data, drawings, memoranda, notes and other written materials (including summaries, records, descriptions, modifications, drawings and adaptations that have been made from any such materials), together with any magnetic media and computer stored information, and all copies thereof, embodying or containing any of the Disclosing Party’s Confidential Information that are in the possession or control of the Receiving Party or its contractors or agents; provided, however, that one (1) copy of such Confidential Information may be retained by the Receiving Party on a confidential basis for archival purposes only. Any destruction of Confidential Information pursuant to the preceding sentence shall be promptly confirmed by a written certificate executed by an authorized officer of Receiving Party.
Protherics-Glenveigh License Agreement

ARTICLE 11.
DISPUTE RESOLUTION
     11.1 Negotiation; Escalation to Senior Executives. The Parties shall attempt in good faith to resolve any and all disputes that arise between them promptly, voluntarily and amicably. Any dispute arising between the Parties relating to, arising out of, or in any way connected with this Agreement, or any term or condition hereof, or the performance by either Party of its obligations hereunder (a “Dispute”), whether before or after expiration or termination of this Agreement, which is not settled by the Parties within thirty (30) days after written notice of such Dispute is first given by one Party to the other Party in writing, will be referred to a senior executive designated by Glenveigh and a senior executive designated by Protherics who are authorized to settle such Dispute on behalf of their respective companies (“Senior Executives”). The Senior Executives will meet (or confer by telephone or video conference) within thirty (30) days after the end of the initial 30-day period referred to above, at a time and place mutually acceptable to both Senior Executives. If the Dispute has not been resolved by the Senior Executives within thirty (30) days after the end of the initial 30-day period referred to above (or such longer time period as may be mutually agreed upon by the Senior Executives), the Dispute will be resolved in accordance with the remainder of this Article 11.
     11.2 Arbitration. If a Dispute is not resolved in accordance with Section 11.1, the Parties hereby agree to resolve such Dispute by final and binding arbitration administered under the then-current Rules of Arbitration of the International Chamber of Commerce (“ICC”).
     11.2.1 Commencement of Arbitration Proceeding; Arbitrator. Following failure of the Senior Executives to resolve a Dispute under Section 11.1, either Party may commence such arbitration proceeding in accordance with this Section 11.2 and the ICC rules, and shall simultaneously notify the other Party in writing of such commencement. The arbitration shall be conducted by a panel of three (3) neutral arbitrators, to be mutually selected by the Parties within thirty (30) days of the commencement of the proceeding; provided that if the Parties are unable to mutually select such arbitrators within such 30-day period, then the Parties shall either mutually agree to extend such period or one neutral arbitrator will be selected by Glenveigh within such thirty (30) day period, one neutral arbitrator will be selected by Protherics within such thirty (30) day period, and such two selected arbitrators shall, within thirty (30) days after the first two arbitrators have been selected, appoint one additional neutral arbitrator to complete the panel of three neutral arbitrators which shall preside over the arbitration proceeding.
     11.2.2 Arbitration Proceeding and Venue. The arbitration and all related hearings, proceedings and written submissions will be in the English language. The arbitration proceeding shall be held in Nashville, Tennessee (unless the Parties mutually agree in writing on a different venue). Each Party shall bear its own expenses (including the fees and expenses of its attorneys, consultants and witnesses) in connection with the arbitration proceeding, and each Party shall, on an ongoing basis, pay one-half (1/2) the fees and expenses of the ICC and the arbitrator(s).
Protherics-Glenveigh License Agreement

     11.2.3 Decision; Enforcement. The decision of the arbitrator shall be the sole and exclusive remedy of the Parties, shall be final and shall be fully and irrevocably accepted by the Parties. The arbitrator shall announce his/her decision and award, and the reasons therefor, in writing. The prevailing Party may enforce such decision against the other Party in any court having jurisdiction. In any arbitration proceeding hereunder, the arbitrator will not have the right to modify the terms and conditions of this Agreement. The Parties will exert reasonable efforts to have the decision and award rendered within six (6) months after a Party commences the arbitration proceeding.
     11.3 Court Actions; Injunctive Relief. Notwithstanding the above, to the full extent allowed by law, either Party may bring an action in any court of competent jurisdiction for injunctive relief (or any other provisional remedy) to protect the Parties’ rights or enforce the Parties’ obligations under Sections 6, 9 or 12 of this Agreement. In addition, either Party may bring an action in any court of competent jurisdiction to resolve disputes pertaining to the validity, construction, scope, enforceability, infringement or other violations of patents or other proprietary or intellectual property rights.
ARTICLE 12.
MISCELLANEOUS
     12.1 Force Majeure. Neither Party shall be held liable or responsible to the other Party, nor be deemed to have defaulted under or breached this Agreement, for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including but not limited to fire, floods, earthquake, embargoes, war, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other Party; provided, however, that the Party so affected shall use Commercially Reasonable Efforts to avoid or remove such causes of nonperformance, and shall continue to perform hereunder with reasonable dispatch whenever such causes are removed. Either Party shall provide the other Party with prompt written notice of any delay or failure to perform that occurs by reason of force majeure. The Parties shall mutually seek a resolution of the delay or the failure to perform as noted above.
     12.2 Assignment. This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party; provided that, without the prior written consent of the other Party, Glenveigh and Protherics may assign this Agreement and all or a portion of its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of the business of it, or in the event of its merger or consolidation or change in control or similar transaction, or to an Affiliate, upon prior written notice to the other Party. Any permitted assignee shall assume all obligations of its assignor under this Agreement in writing, and the relevant assignor shall remain liable thereunder.
     12.3 Severability. If any provision hereof should be held invalid, illegal or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and
Protherics-Glenveigh License Agreement

enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions of this Agreement shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the Parties hereto as nearly as may be possible. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of this Agreement in any other jurisdiction.
     12.4 Notices. All notices, requests, consents and other communications given or made by a Party under this Agreement shall be in writing and shall be deemed given (i) five (5) days after mailing when mailed (by registered or certified mail, postage paid, only), (ii) on the date sent when made by facsimile transmission with confirmation of receipt (with hard copy to follow by registered or certified mail, postage paid, only), or (iii) on the date received when delivered in person or by reputable overnight courier; provided that notices and communications with respect to administrative matters under this Agreement (but not legal matters or matters pertaining to rights or obligations under this Agreement), may be provided by e-mail and will be deemed given when sent. All notices shall be provided to the address set forth below or such other place as such Party may from time to time designate in writing:

If to Glenveigh:	Glenveigh Pharmaceuticals, LLC
2530 Meridian Parkway
Suite 300
Durham, NC 27713
Attention: Chief Executive Officer
Facsimile: 919-806-4301
E-Mail: rick.proctor@glenveigh.com

with a copy to:	Glenveigh Research, LLC
979 E. Third Street, Suite C-825
Chattanooga, Tennessee 37403
Attention: C. David Adair, M.D.
Facsimile: 423-664-4466
E-mail: adair@rocob.com

C. David Adair, M.D.
979 E. Third Street, Suite C-825
Chattanooga, Tennessee 37403
Facsimile: 423-664-4466
Email: adair@rocob.com
Protherics-Glenveigh License Agreement

CDA Royalty Investors, LLC
1403 Foulk Road, Suite 102-13
Wilmington, Delaware 19803

CDA Licensing Administrators, LLC
1403 Foulk Road, Suite 102-13
Wilmington, Delaware 19803

Mark D. Hackett, Esq.
Husch & Eppenberger, LLC
736 Georgia Avenue, Suite 300
Chattanooga, Tennessee 37402
Facsimile: 423-266-5499
Email: mark.hackett@husch.com

If to Protherics:	Protherics Medicines Development Limited
c/o Protherics plc
The Heath Business and Technical Park
Runcorn, Cheshire WA7 4QX, England
Attention: Finance Director
Facsimile: +44 1928 518004
E-Mail: barry.riley@protherics.com

with a copy to:	Protherics Inc.
5214 Maryland Way
Suite 405
Brentwood, TN 37027
Attention: President
Facsimile: (615) 963-4604
E-Mail: saul.komisar@protherics.us
     12.5 Governing Law, Venue. This Agreement and any dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of State of Tennessee, without reference to conflicts of laws principles.
     12.6 Entire Agreement; Amendment. This Agreement, together with the Exhibits hereto, contains the entire understanding of the Parties with respect to the subject matter hereof. In the event of any conflict or inconsistency between any provision of any Exhibit hereto and any provision of this Agreement, the provisions of this Agreement shall prevail. All express or implied agreements and understandings, either oral or written, heretofore made, including the CDA, are expressly superseded by this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by both Parties hereto.
Protherics-Glenveigh License Agreement

     12.7 Independent Contractors. It is expressly agreed that Glenveigh and Protherics shall be independent contractors and that the relationship between the Parties shall not constitute a partnership, joint venture or agency. Neither Glenveigh nor Protherics shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written consent of the other Party to do so.
     12.8 Waiver. The waiver by either Party hereto of any right hereunder or the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.
     12.9 Counterparts. This Agreement may be executed in counterparts by original or facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[SIGNATURES ON FOLLOWING PAGE]
     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representative as of the date first above written.

GLENVEIGH PHARMACEUTICALS, LLC		PROTHERICS MEDICINES DEVELOPMENT LIMITED

By:	/s/ Richard C. Proctor, Jr.	By:	/s/ B.M. Riley

Name:	Richard C. Proctor, Jr.	Name:	Barrington Marshall Riley

Title:	CEO	Title:	Director

Protherics-Glenveigh License Agreement

GLENVEIGH RESEARCH, LLC

By:	/s/ C. David Adair, M.D.

Name:	C. David Adair, M.D.

Title:	Chief Manager

C. DAVID ADAIR, M.D.

By:	/s/ C. David Adair, M.D.

Name:	C. David Adair, M.D.

Title:

CDA ROYALTY INVESTORS, LLC

By:	/s/ William R. Russell

Name:	William R. Russell

Title:

CDA LICENSING ADMINISTRATORS, LLC

By:	/s/ C. David Adair, M.D.

Name:	C. David Adair, M.D.

Title:	Manager/President

Protherics-Glenveigh License Agreement